

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 8, 2017

Athanasios Feidakis
Chief Executive Officer and Chief Financial Officer
Globus Maritime Limited
128 Vouliagmenis Avenue, 3rd Floor
166 74 Glyfada
Athens, Greece

>   **Re: Globus Maritime Limited**
>   **Registration Statement on Form F-3**
>   **Filed April 13, 2017**
>   **File No. 333-217282**

Dear Mr. Feidakis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the size of the offering relative to the number of shares outstanding held by non-affiliates, and the relationship between the registrant and Firment Shipping Inc., one of the selling shareholders. Please provide your analysis as to why you believe this offering is appropriately characterized as a secondary offering and not an indirect primary offering with the selling stockholders serving as statutory underwriters. Refer generally to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available at our website, at www.sec.gov, and Securities Act Rule 415.

Exhibit 8.1

2. We note that counsel's tax opinion references a section titled "Item 10.E. Taxation—United States Tax Considerations—United States Federal Income Taxation of the United States Holders" in your Form 20-F for the fiscal year ended December 31, 2016. However, the disclosure in the Form 20-F does not clearly state that it is the opinion of Watson Farley & Williams LLP. Please revise your prospectus disclosure to include the tax opinion regarding the material U.S. federal income tax consequences to investors, and to clearly state that such disclosure is the opinion of Watson Farley & Williams LLP.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Steven J. Hollander, Esq.
        Watson Farley & Williams LLP